Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.
Commission File No.: 1-15062

On October 26, 2016, Randall L. Stephenson, the Chairman and Chief Executive Officer of AT&T, Inc., issued the following letter to AT&T Inc.’s officers.

October 26, 2016

To All Officers:

I could not be more excited about our announced combination of AT&T and Time Warner. We entered this transaction for many reasons, but those reasons all boil down to one thing – we want to get the most content to the most people at the lowest prices, delivered on any screen, particularly mobile. We are convinced that this merger will change the game in video by bringing innovation and investment to a media industry that is begging for both and to consumers who want a better video experience.

To make this happen, we will need to be smart, nimble, and creative in how we manage our business and empower our people. To that end, below are the core, bedrock principles for how we plan to go to market as a single company after close.  I have begun sharing these principles externally, so I wanted to share them with you as well. From a competitive standpoint, I consider this the “Magna Carta” of our merger.

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1.
To AT&T Employees: We will continue to purchase high-quality content from all corners of the content community. In fact, as we develop new packages and offerings for mobile and social, our content purchasing needs outside of Time Warner will only increase.

2.
To Time Warner Employees: We will continue to distribute Time Warner content broadly across the industry. In fact, we want to extend its distribution deeper into mobile so all wireless companies become distribution points for Time Warner content.

3.	To CNN: We are committed to continuing the editorial independence of CNN. Independence is what makes CNN so popular and so valuable. We will not do anything to change that.

4.
To Other Content Companies: We will use Time Warner content as a “launching pad” for new, mobile-first packages that better meet consumer demand. We think Time Warner will help us persuade you and other providers to join these offerings. And when we innovate, we think others in the industry will innovate and experiment as well.

5.
To Consumers: We know you want more than what the industry is giving you today. That’s why we are launching DIRECTV NOW, our 100+ channel, 100% over-the-top product that is aggressively priced with packages beginning at $35 a month. Looking ahead, we will use our digital rights in Time Warner’s content to create new choices - skinnier bundles, video created just for mobile viewing and social media, and low-cost video products supported by advertisers instead of consumers. More choice; lower cost.

6.
To Cable: Watch out. We aim for nothing less than competing with you head-to-head throughout the country on cost, quality, and choice.  Our acquisition of DIRECTV is already helping us deploy fiber to 12.5 million U.S. homes. Now, if we can ignite the next revolution in mobile video, it will give the entire wireless industry confidence to deploy ultra-fast 5G technology more aggressively, bringing “new pipes” and new choices into consumers’ homes across the country.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. (“Time Warner”) and AT&T Inc. (“AT&T”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner’s and AT&T’s filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.